Exhibit 99.6

BC FORM 51-102F3
Material Change Report

Item 1.     Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

LINUX GOLD CORP.
1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: (604) 278-5996

Item 2.     Date of Material Change

State the date of the material change.

May 25, 2004

Item 3.     News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

May 25, 2004

The press release relating to this material change was distributed and filed by Stockwatch and Prime Zone Newswire on May 25, 2004.

Item 4.     Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that exploration has continued on four high-grade gold zones to identify drill targets. Dr. Jim Yin, our consultant for the property, recommends developing economic reserves to feed the 50 ton per day mill, which is located on the 100 square mile property in Hebei Province. The average grade from 15 samples on the Ge Di Gou mine was 23.36 grams gold per ton, the Lan Ying mine had one sample that averaged 11.75 ounces of gold per ton, and the Tuo Dao Gou mine from 18 samples assayed an average of 11.58 gram per ton gold. Gold assays from the last exploration property can be reviewed on our April 20, 2004 news release on our web site at www.linuxgoldcorp.com.

Item 5.     Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.     Reliance on section 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on section 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(4), (5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.     Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8.     Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9.     Date of Report

DATED at Richmond, British Columbia this 31st day of May, 2004.

LINUX GOLD CORP.

Per:	“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE "A"

LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)

LINUX GOLD CONTINUES EXPLORATION ON PEOPLES REPUBLIC OF CHINA
GOLD PROPERTY IN HEBEI PROVINCE

For Immediate Release: May 25, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB & GISBeX) wishes to announce that exploration has continued on four high-grade gold zones to identify drill targets. Dr. Jim Yin, our consultant for the property, recommends developing economic reserves to feed the 50 ton per day mill, which is located on the 100 square mile property in Hebei Province. The average grade from 15 samples on the Ge Di Gou mine was 23.36 grams gold per ton, the Lan Ying mine had one sample that averaged 11.75 ounces of gold per ton, and the Tuo Dao Gou mine from 18 samples assayed an average of 11.58 gram per ton gold. Gold assays from the last exploration property can be reviewed on our April 20, 2004 news release on our web site at www.linuxgoldcorp.com.

Linux Gold can earn a 100% interest in the private company, which has a certificate of approval for the establishment of enterprises with foreign investment in Peoples Republic of China and entered into a co-operative joint venture with China Hebei Province Fenging Automatism Bo Luo Nuo Gold Mine Company. The private company has a mining license that was issued on October 16, 2000 on one of the gold zones called the Wang Yuan Gold Mine. This zone will be one of the main drilling targets to develop reserves to feed the 50 ton per day mill.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, Peoples Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	Investor Relations
President	Tel:	877-549-GOLD (4653)
604-681-2992
1070 – 777 Hornby Street
Vancouver, BC V6Z 1S4

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.